CLIFTON STAR RESOURCES INC.

c/o 430 – 580 Hornby Street

Vancouver, B.C. v6C 3B6

905-726-8585

Clifton Star drill hole returns values of 113.80 g/t Au over 3.60 meters.

Vancouver, B.C --July 14, 2008 - Clifton Star Resources, Inc. (TSX.V:CFO) Vice- President of Exploration, Fred Archibald P. Geo, OGQ reports that drill hole DQ-08-50 approximately 1150 meters west of the Duquesne shaft returned values of 113.80 g/t Au over 3.60 meters beginning at 365.70 meters of depth. Within this intersection a 1.70 meter section ran 240.10 g/t Au.  The core samples were processed using total metallic fire assays.  This zone corresponds to vein 20B and continued at the bottom contact of the drill hole.  The Company plans to extend the hole to depth. Within the same hole, Vein 20A returned 4.15 g/t Au over 3.10 meters and Vein 10 returned 7.51 g/t Au over 1.50 meters.

The first drill hole on the Dumico property DUM08-01 intersected two well mineralized zones beginning at 3.0 meters to 35 meters and from 54 meters to 107.60 meters of depth.  These zones are along strike with the Donchester South Zone some 3500 meters west of the Dumico.  Step out holes are planned at 60 meter intervals.  Additional information may be accessed on Clifton Star’s new website at www.cliftonstarresources.com.

The Company is developing four former gold producers in the vicinity of Duparquet, Quebec along the Porcupine -Destor Fault with the use of seven diamond drills. It also has two base metal properties in its portfolio, one a former producer of copper and silver, and the other a nickel-copper property with a historical resource in Manitoba. Clifton Star is well capitalized for the 2008 program.

This news release has been reviewed by Fred Archibald, P Geo who is deemed to be a Qualified Person under NI43-101.

The TSX does not guarantee the accuracy of this news release and it neither approves nor disapproves of its content.

For more information, contact:

Harry Miller/ President

425.453.0355

Hacabell@hotmail.com

Investor Relations, contact:

Tracy Weslosky or Fred Cowans

Managing Partners,

Pro-edge consultants inc.

416.581.0177

Toll free: 806.544.9622

Info@pro-edge.com

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